7 November 2001

02015494

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011
450 Fifth Street
Washington DC 205549
USA

3-2

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

FEB 25 2002

John L Heather
Assistant Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dw 2/27

Schedule 5 - Block Listing Six-Monthly Return

Number of reports in announcement:
2

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Blk Listing Six-Mnthly Return

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Severn Trent Plc

2 Name of Scheme:
Severn Trent (Executive) Share Option Scheme

3 Period of Return - From:
1 May 2001

To:

31 October 2001

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
121,882

5 Number of shares issued/allotted under scheme during period:
26,160

6 Balance under scheme not yet issued/allotted under scheme at end of period:
95,722

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
750,000 Ordinary Shares of £1.00 each
Date of Grant of Listing - 23 February 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
343,301,584 Ordinary Shares of 65 5/19 pence each

Contact name for queries:
David Chettle

Contact telephone number:
0121 722 4543

Contact address:
Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

Name of person making return:
Peter P Davies

Position of person making return:
Group General Counsel and Company Secretary

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Severn Trent Plc

2 Name of Scheme:
Severn Trent Sharesave Scheme

3 Period of Return - From:
1 May 2001

To:
31 October 2001

4 Number and class of share(s) (amount of stock/debt security) not issued

under scheme at the end of last period:
1,053,170

5 Number of shares issued/allotted under scheme during period:
156,578

6 Balance under scheme not yet issued/allotted under scheme at end of period:
896,592

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
3,000,000 Ordinary Shares of £1.00 each
Date of Grant of Listing - 10 February 1997
3,000,000 Ordinary Shares of 65 5/19 pence each
Date of Grant of Listing - 26 March 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
343,301,584 Ordinary Shares of 65 5/19 pence each

Contact name for queries:
David Chettle

Contact telephone number:
0121 722 4543

Contact address:
Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

Name of person making return:
Peter P Davies

Position of person making return:
Group General Counsel and Company Secretary

Additional Information:

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